Exhibit 99.1

Itaú Corpbanca Files Material Event Notice to announce Itaú Unibanco's intention to launch a voluntary tender offer for Itaú Corpbanca's shares

SANTIAGO, Chile, March 3, 2023 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that it filed a Material Event Notice with the Chilean Commission for the Financial Market reporting that the Bank has become aware of the intention of its controlling shareholder, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) –holder of approximately 65.62% of the issued, subscribed and paid shares of the Bank– to launch, directly or indirectly through its affiliates, a voluntary tender offer to acquire up to all of the shares of the Bank not owned by Itaú Corpbanca (the “Tender Offer”), representing approximately 34.38% of the issued, subscribed and paid shares of the Bank as of today, including those in the form of American Depositary Shares (“ADS”), each of which represents 1,500 shares; the number of shares subject to the Tender Offer may be affected as a result of the reverse stock split agreed at the Bank’s Extraordinary Shareholders’ Meeting held on January 19, 2023 and currently under analysis by the Comisión para el Mercado Financiero (“CMF”).

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl